Biggs Wilkerson, l.c.

Attorneys at law

[Letterhead]

Michael R. Biggs

mrb@biggswilkerson.com

3500 N. Rock Road, Bldg. 1100

phone 316.684.2929

Wichita, Kansas 67226

316.681.0153                                                                                                                                       Fax

November 7, 2005

Ms. Peggy Kim, Esq.

Senior Counsel

Division of Corporation Finance

United States Securities and

Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

                RE:          ADVISORS REIT I, Inc.

                                Registration No. 333-124916

Dear Ms. Kim;

                We are responding to your Comment Letter dated November 1, 2005.  Our responses are formatted to mirror the references (title and comment #) included in your November 1st correspondence.  The following is offered for your consideration.  If there is any other material or information that we may provide to facilitate your review, please do not hesitate to contact me.

RESPONSE TO COMMENT LETTER DATED NOVEMBER 1, 2005

                General

1.              Please provide a more detailed response regarding Mr. Sokolosky’s eligibility for the Rule 3a4-1 safe harbor.  In particular, Rule 3a4-1(a)(4)(ii)(A) requires that the “associated person primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities.”

Your response states that the Board of Directors, of which Mr. Sokolosky is a member, will have substantial duties following the completion of the offering.”  Nevertheless, as required by the safe harbor, you do not directly address how Mr. Sokolosky will meet Rule 3a4-1(a)(4)(ii)(A) beyond describing the duties of the Board.  Please describe in specific detail all of “substantial duties” on behalf of the issuer Mr. Sokolosky will primarily perform at the end of the offering.  In order to be able to use this safe harbor, these duties cannot be in connection with securities transactions.

Response to Comment #1

                Rule 3a4-1 expressly lists “directors” as a category of persons for whom its safe harbor applies.  Mr. Sokolosky is a duly elected and currently serving member of the Board of Directors.  Because the Rule also delineates between officers, employees and directors, Mr. Sokolosky need not provide a level of service commensurate with that of a full time employee or an officer in order for his efforts to be “substantial.”  Similarly, the Rule does not require that each associated person be the only person performing such services: there is nothing in the Rule that suggest that the qualifying activities cannot be shared responsibilities.

                Mr. Sokolosky’s duties and post offering activities will be substantial.  ADVISORS REIT I, Inc. is an internally-managed REIT, employs a single employee, and its Board of Directors is composed of only 4 individuals, including Mr. Sokolosky.  The Board of Directors, of which Mr. Sokolosky is a member, is charged with managing the business and affairs of Advisors REIT I, Inc. (“Advisors” or the “Registrant”) under Section 3.01 of its Bylaws and as a matter of corporate law.  The combination of these factors (legal and business) necessitates Mr. Sokolosky’s active and substantial participation.  In other words, there are a limited number of people available to perform a multitude of on-going tasks.

                It is currently contemplated that Mr. Sokolosky’ activities will include, but will not be limited to, participation in the following activities:

•                    Evaluating (both the due diligence reports and financial analyses) a number of potential real estate opportunities for the approximately four to 12 commercial properties that are expected to be actually acquired during the 12 months following the close of the offering;

•                    Reviewing and/or approving the terms and conditions of each potential purchase and future property sale (the negotiations and legal documentation for which could be lengthy and complex, particularly for multi-tenanted properties);

•                    Reviewing and/or approving the terms and conditions of each proposed relationship with all property management companies with whom Advisors contracts to manage the individual commercial properties acquired by Advisors (approximately two to 12 companies);

•                    Evaluating (financial and creditworthiness analysis) and/or approving the terms, depending upon the size and composition of its real estate portfolio, of approximately four to 50 commercial leases anticipated to be entered into by Advisors with potential lessees; as well as their periodic renegotiation ;

•                    Relationship-building and maintenance with key tenants, vendors, shareholders, as well as the Advisory Directors;

•                    On-going evaluation of Mr. Fritzemeier’s employment performance (Mr. Fritzemeier’s Employment Contract is terminable upon 30 days notice);

•                    On-going evaluation of the financial performance of Advisors;

•                    Evaluating and maintaining the relationships Advisors enjoys with its outside service providers, including its legal, accounting, and real estate professionals; and

•                    Reviewing and implementing Advisor’s overall business plan through the Board’s oversight and decision-making responsibilities (for example, periodic decisions regarding distributions policy).

                The Registrant anticipates assigning Mr. Sokolosky to one or more Board committees (Audit, Compensation or both) sometime in the future, probably at its first annual shareholders’ meeting.  Both committees meet periodically.  This will be in addition to the Board’s regularly scheduled quarterly meetings as well as the preparation for, and attendance at, a number of meetings that will also need to be held in order to implement Advisors’ business plan and deploy the offering proceeds.

                Based upon recent past experience, Advisor’s Board of Directors takes a very active role in contract negotiations of critical relationships and transactions; not only approving the basic business terms, but also personally reviewing the actual documents being negotiated and providing specific language, instructions and insights to legal counsel.  We have no reason to believe that this level of participation will subside or that Mr. Sokolosky would not be personally involved in much of this activity.

                None of the above described activities will be in connection with securities transactions.  Furthermore, it would be erroneous to summarily dismiss his performance of the other more traditional roles performed by a member of the Board of Directors in applying the “substantial services” test.

                Overriding all, Mr. Sokolosky will be subject to a fundamental fiduciary obligation as a director of the Registrant.  Case law is well established that an “absentee” director who fails to stay actively engaged in well-informed oversight of a corporation’s business activities can be subject to personal liability.  Mr. Sokolosky takes his board membership seriously and has no interest in incurring any personal liability by failing to remain engaged in the affairs of the Registrant.  He will “substantially” participate in the business of the Registrant following the closing of the offering.

                Sales Literature

                Exhibit 99.1

2.              We note your response to comment 8 in our letter dated October 17, 2005 and your revised disclosure that distributions earlier than 12 months after the offering would probably be a return of capital.  Please remove the parentheses and revise to clarify that until you generate operating cash flows sufficient to pay distributions, you may make distributions from the proceeds of this offering or from borrowings, which may include a return of capital.  Similarly, please revise your disclosure of your distribution policy on pages 6 and 73 to clarify that you may make distributions from the proceeds of the offering if you do not generate sufficient operating cash flows to pay distributions.

Response to Comment #2

                                                Attached are sample pages illustrating our proposed changes to Exhibit 99.1 and the two paragraphs of the prospectus as referenced in your comment.

Please note:

                The last sentence of the bottom paragraph appearing on proposed page 6 of the Prospectus;

                The fourth and fifth sentences of the first full paragraph appearing at the top of proposed page 73 of the Prospectus;

                The first bullet point listed under the “Objectives” section of the brochure (exh. 99.1); and

                The last risk factor listed under the “Risk Factors” section of the brochure (exh. 99.1).

                If acceptable to you, we would intend and do undertake to include these revisions in their respective documents upon filing the next amendment.

                Thank you for your thoughtful consideration of our responses.  If any of them are confusing or unsatisfactory, please seriously consider contacting me directly at (316) 684-2929.

                                                                                                                Very truly yours,

                                                                                                                /s/

                                                                                                                Michael R. Biggs

MRB: gvg

Enclosures

If the minimum offering is sold, we may, in our sole discretion, and without prior notice to investors, elect to extend the offering to a date no later than March 31, 2006 in states that permit extension. Presently, no affiliate has indicated that they intend to purchase additional shares for their own account. If they later choose to invest, their investment will apply toward meeting the minimum offering amount. Investors should not assume that sales of shares to reach the minimum will be made solely to investors who have no financial or other interest in the offering, or who otherwise are exercising independent investment discretion. None of the shares currently held or any additional shares that could be purchased by any affiliate in the offering will enjoy any rights that are distinct from those that may be enjoyed by all investors purchasing shares in the Company.

Offering Size	•	Minimum—1,000,000 shares

	•	Maximum—2,500,000 shares

Minimum Investment	•	$10,000—Additional shares may be purchased in 25 share increments.

(Note: Once you have subscribed for shares, your subscription is irrevocable unless we permit you to revoke it or it lapses due to the minimum offering amount not being met or our abandonment of the offering.)

Suitability Standards	•	Net worth (not including home, furnishings and personal automobiles) of at least $45,000 and annual gross income of at least $45,000; or

	•	Net worth (not including home, furnishings and personal automobiles) of at least $150,000.

(Note: Suitability standards may vary from state to state. Please see the “Suitability Standards and How to Subscribe.”)

Distribution Policy

Consistent with our objective of qualifying as a REIT, we expect to distribute at least 90% of our REIT taxable income to our stockholders. It is possible that we might generate less cash flow than taxable income in a particular year. In that event, we may be required to use cash reserves, incur debt, or liquidate non-cash assets at rates or times that we regard as unfavorable in order to satisfy the distribution requirement and avoid corporate income tax and the 4% nondeductible excise tax in that year. Some distributions may include a return of capital as opposed to being solely a distribution of income.

Once we have taxable income, our Board of Directors intends to declare and pay distributions quarterly thereafter. We estimate that an investor might have to wait twelve months following the closing of the offering to receive distributions. The amount will typically depend on the amount of distributable funds, current and projected cash requirements, tax considerations and other factors. However, our Board of Directors in its sole discretion may also choose to pay distributions from the proceeds of this offering or from borrowings if we do not generate sufficient operating cash flows to pay distributions.

distribution. Therefore, newly admitted investors, or investors redeeming or transferring shares, will not receive a distribution for a record date that they are not considered a stockholder of record.

                Once we have taxable income, our Board of Directors intends to declare and pay distributions quarterly thereafter. Regardless of the amount raised, we intend to fully invest the offering proceeds within 12 months of their receipt. Delays in investing the proceeds of the offering could delay the generation of taxable income and funds available for distribution. However, the Board of Directors, in its sole discretion, may also decide to pay distributions from the proceeds of this offering or from borrowings if we do not generate sufficient operating cash flows to pay distribution. Payments from other than taxable income may be a return of capital. No interest, if any, earned on subscription proceeds before their release from escrow, will be distributed to the subscribers. See “The Offering—Funding Arrangement.”

                We are required to distribute annually at least 90% of our real estate investment trust taxable income to maintain our objective of qualifying as a REIT. Generally, income distributed will not be taxable to us under federal income tax laws if we comply with the provisions relating to qualification as a REIT. If our available cash is insufficient to make the distributions, we may obtain the necessary funds by borrowing, issuing new securities or selling assets. These methods of obtaining funds could affect future distributions by increasing operating costs. To the extent that distributions to stockholders exceed our current and accumulated earnings and profits, the amounts constitute a return of capital for federal income tax purposes, although these distributions might not reduce stockholders’ aggregate invested capital.

                Distributions in kind will not be permitted, except for distributions of readily marketable securities; distributions of beneficial interests in a liquidating trust established for the dissolution of our Company and the liquidation of its assets in accordance with the terms of the articles of incorporation; or distributions of in-kind property, as long as, with respect to in-kind property, the Board of Directors (i) advises each stockholder of the risks associated with direct ownership of the property; (ii) offers each stockholder the election of receiving in-kind property distributions; and (iii) distributes in-kind property only to those stockholders who accept the directors’ offer.

                Distributions will be made at the directors’ discretion, depending primarily on the availability of net cash generated from operations (which includes cash received from tenants except to the extent that the cash represents a return of principal in regard to the lease of a property consisting of building only, distributions from joint ventures, and interest income from borrowers under mortgage loans, less expenses paid), our general financial condition, and the directors’ obligation to cause us to qualify and remain qualified as a REIT for federal income tax purposes. We intend to increase distributions whenever net cash from operations increases.

Transfer Agent

                The transfer agent and registrar for our common stock is American Stock Transfer & Trust Co.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

Introduction

                This section summarizes the material federal income tax consequences relating to our qualification and taxation as a REIT and the ownership of our shares. This discussion is based upon the laws, regulations, and reported judicial and administrative rulings and decisions in effect as of the date of this prospectus, all of which may change, retroactively or prospectively, and to possibly differing interpretations. This discussion does not purport to deal with the federal income or other tax consequences applicable to all investors because their particular investment or other circumstances, or to any categories of investors who may be subject to special rules (including, for example, except to the extent provided in this prospectus, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States). No ruling on the federal, state or local tax considerations relevant to our operation, or to the

Exhibit 99.1

Revised June 10, 2005

What is a REIT?

A REIT is a corporation that:

•                  Combines the capital of many investors to acquire or provide financing for real estate

•                  Typically, is not subject to federal corporate income taxes on its distributed net income

•                  Offers the benefit of a real estate portfolio under professional management

•                  Must pay distributions to investors of at least 90% of its taxable income. (Note: distributions are made at the discretion of the Board of Directors)

It’s all about income,
diversification
and inflation protection.

What are the objectives of ADVISORS REIT I, Inc.?

Preserve, protect and enhance our assets, while:

•                  Paying distributions, estimated to commence 12 months after the offering closes

•                  Obtaining increasing income through lease-rental operations

•                  Owning a diversified portfolio of commercial real estate properties that will increase in value

•                  Qualifying and maintaining REIT status for federal income tax purposes

•                  Providing you with liquidity for your investment on or before October 31, 2017, whether by stock listing, dissolution, merger or sale

•                  There is no assurance that the objectives stated in this brochure will be achieved.

What are the strategies of ADVISORS REIT I, Inc.?

•                  Minimize the immediate dilution of shareholder’s funds by directly selling the shares to investors and avoiding broker’s commission

•                  Adopt a self-managed form of corporate governance and avoid the high outside advisory fees structure

•                  No limit by the REIT on potential income streams to investors

•                  Look at the intrinsic value of potential property acquisitions

•                  Utilize local property managers to minimize administrative staff costs

•                  Limit the use of debt to reduce risk.

( photo of an investor)

Why should you invest in ADVISORS REIT I, Inc.?

•                  Advisors REIT I preserves your shareholder value by eliminating underwriting costs and minimizing start-up costs.

•                  Advisors REIT I maximizes your shareholder value by limiting fees and other on-going costs that are common to other REITs.

•                  Advisors REIT I has assembled an exceptional team to purchase its properties and manage them for income and growth.

Investor Information

Any investor who wishes to invest must also have an active account with National Financial Services, LLC, an affiliate of Fidelity Brokerage Services, LLC with sufficient funds to pay the subscription price plus the $250 set up fee.

Risk Factors

•                  We have no operating history

•                  Our management team has limited experience

•                  We may convert our self-managed structure without stockholder approval.

•                  We may change our investment policies without stockholder approval.

•                  This is a “blind pool” offering.

•                  We are a smaller REIT than is typical.

•                  There will be no market for our common stock.

•                  No investor may own more than 9.8% of our capital stock.

•                  We will be dependent upon, third-party property management companies or tenants to operate and maintain our properties.

•                  Our articles limit our borrowings to 200% of net assets and our directors have discretion to raise the limit.  There is no limit on our use of first mortgages.

•                  Until we generate operating cash flows, our directors might choose to make distributions from the proceeds of the offering or from borrowings, which would constitute a return of capital

No offering is being made except to persons residing in the states of Georgia, Kansas, Missouri, Oklahoma and Nevada.

 Any representation, forecast or  predictions, written or oral, as to the amount or certainty of any present or future cash benefit or tax consequence which may flow from an investment in the company  is not permitted.

This offering is being conducted without commission or other compensation.

The material in this pamphlet does not constitute an offer to sell, nor a solicitation of an offer to buy the securities described herein.

Offers may be made only by our prospectus. Therefore, this material must be accompanied by our prospectus and read in conjunction with the prospectus in order for you to fully understand all the implications and risks of this offering and this pamphlet must not solely be relied upon to make an investment decision.

This offering involves significant risks.  Investors should carefully read the prospectus and, in particular, the “Risk Factors” section of the prospectus, prior to making an investment decision.

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8301 E. 21st Street N. Suite 235

Wichita, KS 67206-2932

Phone: 316-682-9398

Toll Free: (800) 793-9398

Fax: 316-689-8650

Contact: Jim Fritzemeier

President

jim@advisorsreit.com

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